Exhibit (a)(1)(G)

The Bulldog-Ancora Group Terminates its Tender Offer for Shares of Adams Natural Resources Fund

SADDLE BROOK, N.J. – August 4, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it is terminating its tender offer to acquire up to $40 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO), for cash at a price per share of 90% of net asset value per share (“NAV”) of PEO at the close of the regular trading session of the New York Stock Exchange on the Expiration Date of August 7, 2020. Consummation of the Bulldog-Ancora tender offer was conditioned on no competing tender offer having been publicly proposed prior to the Expiration Date. On July 29, 2020, PEO announced that its Board of Directors has approved a tender offer whereby PEO would acquire up to 20 percent of the Fund’s outstanding shares for cash at a price equal to 95% of NAV.

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.7% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 13% of the outstanding common stock of PEO.

Contact:	InvestorCom John Glenn Grau, (203) 972-9300 ext. 110
jgrau@investor-com.com